Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions, except the ratio)

	Fiscal Year ended September 30,
	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges (A):
Pre-tax income (loss) from continuing operations	$315	$51	$137	$157	$75

Less:
Equity in earnings of affiliates, net of dividends	(3)	(12)	(5)	(25)	(37)
	312	39	132	132	38
Add: fixed charges included in earnings:
Interest expense	101	123	97	98	114
Interest element of rentals	5	2	7	6	5
Total	106	125	104	104	119

Total earnings available for fixed charges:	$418	$164	$236	$236	$157

Fixed Charges (B):
Fixed charges included in earnings	$106	$125	$104	$104	$119
Capitalized interest	–	–	–	–	–
Total fixed charges	$106	$125	$104	$104	$119

Ratio of Earnings to Fixed Charges	3.94	1.31	2.27	2.27	1.32

(A)	“Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.